Valneva and LimmaTech Announce First Vaccination in Phase 2 Infant Study of Tetravalent Shigella Vaccine Candidate S4V2
Saint Herblain (France) and Schlieren (Zurich), April 9, 2025 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, and LimmaTech Biologics AG, a clinical-stage biotech company developing vaccines for the prevention of life-threatening diseases, announced today that the first participant has been vaccinated in a Phase 2 infant safety and immunogenicity study of Shigella4V2 (S4V2), the world’s most clinically advanced tetravalent bioconjugate vaccine candidate against shigellosis.
Shigellosis is the second leading cause of fatal diarrheal disease worldwide, strongly contributing to pediatric morbidity and mortality. It is estimated that up to 165 million infections are due to Shigella of which 62.3 million occur in children younger than five years1. Developing an effective vaccine to prevent this deadly disease is a public health imperative for many areas of the world.
In the Phase 2 study S4V02 (Identifier: NCT06523231), the safety and immunogencity of S4V2 will be tested in approximately 110 nine-month-old infants with the goal of identifying the best dose to be tested in a Phase 3 trial. Sponsored and conducted by LimmaTech, S4V02 is a randomized, controlled, and blinded study conducted at a single study site in Kenya. Participants will receive a two-dose vaccination with one of two different vaccine dose levels of S4V2 or a control vaccine. Safety will be evaluated throughout the trial for approximately six months following the last vaccination. Results of the study, which is supported by funding from the Bill & Melinda Gates Foundation, are expected in the second half of 2025.
Dr. Juan Carlos, Chief Medical Officer of Valneva, commented, “Seeing so many infants and children dying from shigellosis is not acceptable if it can be prevented with a vaccine. As such, the development of Shigella vaccines has been identified as a priority by the World Health Organization (WHO)2 and, in line with our mission of developing vaccines against infectious diseases with unmet medical needs, we are focused on delivering a preventative solution against this deadly disease.”
Dr. Patricia Martin, Chief Operating Officer of LimmaTech, stated, “We are proud to be in a leading position in the development of a Shigella vaccine, and the initiation of this trial marks a significant milestone in our collaboration with Valneva to combat shigellosis. We are encouraged by the potential of S4V2 to provide a solution for a serious global health threat and make a profound impact in protecting the health of so many children worldwide.”
In November 2024, Valneva and LimmaTech announced vaccination of the first participant in a Phase 2b controlled human infection model (CHIM) study of S4V2 (Identifier: NCT06615375), in approximately 120 healthy Shigella-naïve participants aged 18 to 50 years3. This CHIM study forms part of the companies’ staggered and risk-mitigating development strategy for S4V2, as it should pr
1Shigellosis | CDC Yellow Book 2024
2 Immunization, Vaccines and Biologicals (who.int)
3 Valneva and LimmaTech Announce First Vaccination in Phase 2b Human Challenge Study of Tetravalent Shigella Vaccine Candidate S4V2 - Valneva

ovide the first results on efficacy before potentially advancing to further CHIM and Phase 3 studies.
The U.S. Food and Drug Administration (FDA) also granted Fast Track designation to S4V24, recognizing its potential to address a serious condition and fill an unmet medical need5.

About Shigellosis
Shigellosis is a global health threat caused by the Gram-negative Shigella bacteria. It is estimated that up to 165 million infections6 are due to Shigella of which 62.3 million occur in children younger than five years. Diarrheal infection is one of the major causes of morbidity and mortality in numerous countries as well as in travelers and deployed military personnel in endemic regions. There are an estimated 600,000 deaths attributed to Shigella each year and it is the second leading cause for diarrheal deaths7. The standard treatment for shigellosis is oral rehydration and antibiotic therapy, however, the bacteria have acquired resistance to many antibiotics with numerous reports of outbreaks of multidrug-resistant strains, making treatment extremely difficult. Currently, no licensed Shigella vaccine is available.

About Valneva SE
We are a specialty vaccine company that develops, manufactures, and commercializes prophylactic vaccines for infectious diseases addressing unmet medical needs. We take a highly specialized and targeted approach, applying our deep expertise across multiple vaccine modalities, focused on providing either first-, best- or only-in-class vaccine solutions.
We have a strong track record, having advanced multiple vaccines from early R&D to approvals, and currently market three proprietary travel vaccines, including the world’s first chikungunya vaccine, as well as certain third-party vaccines.
Revenues from our growing commercial business help fuel the continued advancement of our vaccine pipeline. This includes the only Lyme disease vaccine candidate in advanced clinical development, which is partnered with Pfizer, the world’s most clinically advanced Shigella vaccine candidate, as well as vaccine candidates against the Zika virus and other global public health threats. More information is available at www.valneva.com.

About LimmaTech Biologics AG
LimmaTech Biologics is at the forefront of combating the global antimicrobial resistance epidemic based on its unparalleled track record in vaccine technology and clinical candidate development. The company is leveraging its proprietary self-adjuvanting and multi-antigen vaccine platform alongside additional disease-specific vaccine approaches to prevent increasingly untreatable microbial infections. With decades of expertise and an expanding, robust pipeline, the LimmaTech team is dedicated to generating protective solutions to deliver transformative value
4 Valneva and LimmaTech Awarded FDA Fast Track Designation for Tetravalent Shigella Vaccine Candidate S4V - Valneva
5 Valneva and LimmaTech Awarded FDA Fast Track Designation for Tetravalent Shigella Vaccine Candidate S4V - Valneva
6Shigellosis | CDC Yellow Book 2024
7 Shigellosis | CDC Yellow Book 2024

worldwide. LimmaTech Biologics is backed by specialist healthcare investors, including Adjuvant Capital, AXA IM Alts, Novo Holdings REPAIR Impact Fund, and Tenmile.
For more information, please visit www.lmtbio.com.

Valneva Investor and Media Contacts Laetitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm, Ph.D. VP Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

For LimmaTech
LimmaTech Biologics AG
Franz-Werner Haas, CEO
E-mail: media@lmtbio.com

For media enquiries
Trophic Communications
Gretchen Schweitzer or Jacob Verghese
Phone: +49 172 861 8540
E-mail: limmatech@trophic.eu
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